Exhibit 99.3

1Q26 Earnings Presentation June 02, 2026

2 Disclaimer Forward -Looking Statements This presentation contains forward -looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 (the "forward -looking statements") . All statements other than statements of historical fact contained in this presentation may be forward -looking statements and include, but are not limited to, statements regarding the Company's intent, belief or current expectations . These forward -looking statements are subject to risks and uncertainties, and may include, among others, financial forecasts and estimates based on assumptions or statements regarding plans, objectives and expectations . Although the Company believes that these estimates and forward -looking statements are based upon reasonable assumptions, they are subject to several risks and uncertainties and are made in light of information currently available, and actual results may differ materially from those expressed or implied in the forward -looking statements due to various factors, including those described in the Company's filings with the SEC . The Company, its advisers and each of their respective directors, officers and employees disclaim any obligation to update the Company's view of such risks and uncertainties or to publicly announce the result of any revision to the forward -looking statements made herein, except where it would be required to do so under applicable law. The forward -looking statements can be identified, in certain cases, through the use of words such as "believe," "may," "might," "can," "could," "is designed to," "will," "aim," "estimate," "continue," "anticipate," "intend," "expect," "forecast," "plan," "predict," "potential," "aspiration," "should," "purpose," "belief," and similar, or variations of, or the negative of such words and expressions . Forward -looking statements speak only as of the date they were made and the Company cannot guarantee future results, levels of activity, performance or achievements . The Company does not undertake any obligation to update these forward -looking statements in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances or to reflect the occurrence of unanticipated events . This presentation includes financial information prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board (the "IFRS financial information"). This presentation also includes non-IFRS financial information, which should be considered supplemental to, not a substitute for, or superior to, the financial measure calculated in accordance with IFRS . There are a number of limitations related to the use of these non-IFRS financial measures and their nearest IFRS equivalents . For example, the Company's definitions of non-IFRS financial measures may differ from non-IFRS financial measures used by other companies . This presentation includes market and industry data and forecasts that the Company has derived from independent consultant reports, publicly available information, various industry publications, other published industry sources, and its internal data and estimates . Independent consultant reports, industry publications and other published industry sources generally indicate that the information contained therein was obtained from sources believed to be reliable . Although the Company believes that these third-party sources are reliable, it does not guarantee the accuracy or completeness of this information, and the Company has not independently verified this information . The Company's internal data and estimates are based upon information obtained from trade and business organizations and other contacts in the markets in which the Company operates and management's understanding of industry conditions . Although the Company believes that such information is reliable, it has not had this information verified by any independent sources . In addition, the information contained in this presentation is as of the date hereof (except where otherwise indicated), and the Company has no obligation to update such information, including in the event that such information becomes inaccurate or if estimates change . Subsequent materials may be provided by or on behalf of the Company in its discretion and such information may supplement, modify or supersede the information in these materials . Neither the Company, nor any of its respective affiliates, advisors or representatives shall have any liability whatsoever (in negligence or otherwise) for any loss or damage howsoever arising from any use of these materials or their contents or otherwise arising in connection with these materials . This presentation may contain trademarks, service marks, trade names and copyrights of other companies, which are the property of their respective owners . Solely for convenience, some of the trademarks, service marks, trade names and copyrights referred to in this presentation may be listed without the TM, SM ©or® symbols, but the Company will assert, to the fullest extent under applicable law, the rights of the applicable owners, if any, to these trademarks, service marks, trade names and copyrights .

4 André Cazotto Investor Relations, Strategy and M&A Officer Opening Remarks

Strong Execution Leading to Guidance Beat

METRIC	1Q26 GUIDANCE	1Q26 ACTUAL	GUIDANCE BEAT
Total Credit Portfolio	~R$26.5B	R$28.0B	+5.8%
Quarterly Cost of Risk	~3.7%	3.7%	Aligned
Total Revenue and Financial Income	~R$3,150M	R$3,512M	+11.5%
Managerial Revenues(1)	~R$3,150M	R$3,190M	+1.3%
Net Interest Income	~R$1,650M	R$1,704M	+3.3%
Gross Profit	R$1,090M	R$1,096M	+0.6%
IFRS EBT	~R$215M	R$222M	+3.1%
IFRS Net Income	~R$140M	R$152M	+8.4%
Adjusted EBT	~R$235M	R$248M	+5.7%
Adjusted Net Income	~R$155M	R$169M	+9.3%

Note: (1) Considers the total revenue and financial income for the 1Q26 excluding derivate and hedge accounting revenues in the amount of R$322 million.

5

6 Eduardo Chedid Chief Executive Officer Performance Overview

1Q26 Results Highlights

Solid results in operational metrics / Scaling with Consistency

Total Accounts
in million


+11%
YoY
+2%
QoQ
62.1
67.0
68.6
40.2
42.7
44.3
1Q25
4Q25
1Q26
Quarterly Active Clients(1)

Consolidated TPV
R$ billion


Seasonal effect
+31%
YoY
-1%
QoQ
119.2
157.5
156.0
1Q25
4Q25
1Q26

Wallet & Banking TPV(2)
R$ billion


Seasonal effect
+24%
YoY
-5%
QoQ
107.9
141.6
134.0
1Q25
4Q25
1Q26

Total Cash-in(3)
R$ billion


Seasonal effect
+22%
YoY
-10%
QoQ
103.1
139.4
125.4
1Q25
4Q25
1Q26

Consumer Deposits
R$ billion


+46%
YoY
+7%
QoQ
21.1
28.7
30.8
1Q25
4Q25
1Q26

Active Insurance Policies
in million


+78%
YoY
+13%
QoQ
5.7
9.0
10.2
1Q25
4Q25
1Q26

Note: (1) Quarterly Active Clients considers consumers who have opened our app at least once and/or made a financial transaction and/or generated revenues during the preceding three-month period. (2) Wallet & Banking TPV includes the total payment volume generated from our wallet and banking products (P2P, Pix, bill payments, money withdrawal, wire transfers, and international remittance and exchange). (3) Total cash-in includes total funds added to the customers' account balance through Pix, bank slips, payroll portability, P2P payments, and other means.

7

1,996 68 1Q25 2,930 84 4Q25 3,190 322 1Q26 2,064 3,014 3,512 +70% +17% 8 1Q26 Results Highlights Solid results in financial metrics / Monetizing at Scale Note: (1) Managerial Revenues is the total net revenue and financial income excluding revenues from derivative and hedge accounting . (2) ARPAC means average revenue per active client. ARPAC is calculated as the total net revenues divided by the average number of active clients in the beginning and end of the period . (3) Gross Profit is equal to the total revenue and financial income minus transaction and financial expenses minus credit loss allowance expenses in the period . 50.4 1.7 1Q25 69.0 2.0 4Q25 73.3 7.4 1Q26 52.1 71.0 80.7 +55% +14% Total Revenue and Financial Income (1) R$ million ARPAC (2) R$ / active client Managerial Revenues Derivative & Hedge Accounting Gross Profit (3) R$ million 1Q25 4Q25 1Q26 759 1,013 1,096 +44% +8% YoY QoQ YoY QoQ YoY QoQ +60% +9% +46% +6%

9 1Q26 Results Highlights Solid results in financial metrics / Efficiency Compounding Note: (1) We define the average cost to serve per quarterly active client as the sum of transaction expenses, technology expenses, marketing expenses (excluding customer acquisition expenses), personnel expenses (excluding provision expenses from the share - based long -term incentive plan) , and administrative expenses divided by the average number of quarterly active clients during the period . (2) EBT and Net Income for the 1Q26 were adjusted by the expenses of the share -based long -term incentive plan . Cost to Serve (1) R$ / active client Adjusted EBT (2) R$ million Adjusted Net Income (2) R$ million 1Q25 4Q25 1Q26 18.6 20.4 20.3 +9% -1% 1Q25 4Q25 1Q26 77 241 248 +224% +3% 1Q25 4Q25 1Q26 88 188 169 +92% -10% YoY QoQ YoY QoQ YoY QoQ

10 20% 52% 4% 24% 1Q24 17% 35% 11% 37% 1Q25 21% 25% 23% 31% 1Q26 Float and hedge accounting Fees, commissions, and other services Secured credit products Unsecured credit products 1,137 2,064 3,512 Solid track record with a more resilient and diversified model Total Revenue and Financial Income (R$ MM) 69% Revenues with no or low credit risk (1) (2) (3) (4) Note: (1) "Unsecured credit products" includes interest revenues from the personal loans and credit cards portfolio. (2) "Secured credit products" includes interest revenues from the private payroll loan, public payroll loan, and FGTS portfolios . (3) "Fees, commissions, and other services" includes total net revenue from transaction activities and other services, as well as financial income originating from the prepayment of third-party credit card transactions conducted by our consumers in the ecosystem . (4) "Float and hedge accounting" is calculated as the difference between total revenue and the sum of unsecured credit products, secured credit products, and fees, commissions, and other services .

11 Strong revenue growth, boosted by secured and non -credit revenues 1Q25 2Q25 3Q25 4Q25 1Q26 220 391 465 581 820 +272% +41% Note: (1) "Secured" includes interest revenues from the private payroll loan, public payroll loan, and FGTS portfolios . (2) "Unsecured" includes interest revenues from the personal loans and credit cards portfolio. (3) Non-Credit revenues include "Fees, commissions, and other services" and "Float and hedge accounting" revenues . Secured Credit Revenues (1) in million Unsecured Credit Revenues (2) in million Non -Credit Revenues (3) in million 1Q25 2Q25 3Q25 4Q25 1Q26 754 860 903 988 1,089 +44% +10% 1Q25 2Q25 3Q25 4Q25 1Q26 1,090 1,218 1,363 1,445 1,604 +47% +11%

12 Despite seasonality and capital increase, ROEs are reaching 15.5% Adjusted Net Income (1) (R$ MM) 1Q25 4Q25 1Q26 88 188 169 +92% -10% Quarterly Annualized Adjusted ROE (2) (%) 17.7% 1Q25 24.4% 4Q25 15.5% 1Q26 IPO capital increase Note: (1) Adjusted by the expenses of share -based long -term incentive plan expenses . (2) Quarterly Annualized Adjusted ROE is calculated as the adjusted net income for the quarter multiplier by four and then divided by the average adjusted average equity, which is the average considering the beginning and the end of the period .

13 1Q26 Results Highlights Credit origination and portfolio delivering relevant growth trends 1Q25 4Q25 1Q26 12.4 17.6 17.4 +41% -1% 1Q25 4Q25 1Q26 2.0 4.4 4.5 +119% +2% 12.9 (99% ) 0.1 (1%) 1Q25 22.5 (93% ) 1.6 (7% ) 4Q25 26.1 (93% ) 2.0 (7% ) 1Q26 13.0 24.1 28.0 +116% +17% PicPay Card TPV R$ billion Consumer Loans Origination R$ billion Total Credit Portfolio R$ billion Consumers SMBs and others YoY QoQ YoY QoQ YoY QoQ Flat despite seasonality

Recent Releases and Partnerships

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SMBs

New accounts / month


+60k
+80k
4Q25
1Q26

Supply Chain Finance

Allow businesses to anticipate receivables and **improve their cash cycle.**

R$693M

1Q26 origination



Strategic Partnership PicPay + TIM
(telecom operator)

Two-way distribution agreement

- PicPay will offer TIM´s telecom plans in app
- TIM will offer the PicPay account and credit products to its large base of customers

Lower CAC
Higher Engagement

Partnership is expected to reduce PicPay's CAC by activating new users through TIM's existing infrastructure

Kovr Acquisition

CADE (Antitrust Agency)

Transaction approved on May 28th, without restrictions ✓

SUSEP (insurance regulator) and Central Bank

Approval still pending

14

brand favorability achieved versus 44% average in the financial services category 81% "Your Next Bank" marks PicPay's evolution from a payment platform to a full -service bank — building trust and daily relevance while preserving the simplicity and innovation that set us apart. Your Next Bank New Brand Positioning : "Your Next Bank " +1.2 B impressions + 75M views

16 Danilo Caffaro Executive Vice President of Consumer Banking Credit Overview

Significant room to increase credit market share Private Payroll Loans Portfolio¹ Personal Loans Portfolio¹² Cards TPV³ Credit Cards Portfolio¹ 0.20% 4.93% 2.00% 2.76% 1.18% 1.53% 0.77% 1.08% Market Share (1) – 1Q26 (%) Note: (1) Market data from the Central Bank of Brazil, as of March 2026 and March 2025. (2) Market data from the Central Bank of Br azi l as of March 2026 and March 2025, includes personal loans, FGTS, BNPL and renegotiaton . (3) Total card TPV in 1Q26 and 1Q25. Market data from ABECS. 17 1Q25 1Q26

18 Credit growth driven by secured products and mature credit cards Consumer Credit Portfolio Evolution R$ Bn 22.5 4Q25 Public Payroll Loans 60% Private Payroll Loans Mature Cards (12+ mo) New Cards (< 12mo) Unsecured Personal Loans 26.1 1Q26 FGTS 2% 8% (9)% 30% 6% 4% Less risk More risk +R$ 3.6 Bn + 16% QoQ 91% on lower -risk loans and mature credit cards +0.1 (0.1) +2.1 +1.1 +0.2 +0.1 Portfolio sale (1) Note: (1) Portfolio sale for the purpose of funding diversification and optimization of unit economics.

19 Private Payroll Loans | A more mature product and deeper risk knowledge supported growth acceleration Origination 12.6% $FPD30 (1) Note: (1) First payment default over 30 days. (2) Expected results based on current performance and lifetime projections. Delinquency Rate (% 30 days past due) (maturing) (ex-Apr'25) Operational challenges in the broader private payroll loan market – a new product category for the entire industry, where payroll data integration, employer verification process, and the early ecosystem infrastructure were still maturing. 2Q25 4Q25 1Q26 3Q25 R$1bn 2Q25 3Q25 4Q25 17.6% (ex-Apr'25) Operational issues from the beginning of credit operations 4.2% 8.4% 12.6% Product Launch: Operational issues Stop & Learn Relaunch after gaining confidence Acceleration after consistent performance 1 2 3 4 5 6 7 8 9 10 11 Apr -25 Feb -26 Operational issues from the beginning of credit operations

20 Private Payroll Loans | Higher -risk expansion has been intentional and driven by strong unit economics, with rapid response to changing risk dynamics Note: (1) NIMAL, ROE, and Loss Absorption (LA) are lifetime projections based on current performance. (2) First payment default ove r 30 days of 1Q26. (3) ROE: estimated, does not consider fixed expenses. 29% 30% 28% 4.2% 6.0% 13.7% NIMAL (1) (%) $FPD30 (2) (%) Cumulative Indicators Marginal ROE (1)(3) (%; yearly) LA (1) (%) 90 -100% <50% 100-110% 50 -55% 110-120% 55 -60% Less risk More risk

21 Rodrigo Couto Chief Financial Officer Financial Results

Increasing Profitability Driven by Fast Revenue Growth and Scale Gains

Managerial Revenue(1) & Adj. Operating Expenses(2)
R$ MM; %



+60%
Growth
+24%
Growth
1,996
2,364
2,601
2,930
3,190
683
739
773
772
848
1Q25
2Q25
3Q25
4Q25
1Q26
Managerial Revenue
Adj. Operating Expenses

Adj. Efficiency Ratio(3)(4) & Adj. Quarterly Annualized ROE (5) Evolution
%



17.7%
20.3%
15.5%
24.4%
15.5%
IPO capital increase
61.5%
56.2%
53.8%
49.9%
46.9%
1Q25
2Q25
3Q25
4Q25
1Q26
Adj. Efficiency Ratio
Adjusted ROE

Notes: (1) Managerial revenue is the total net revenue and financial income adjusted by the hedge accounting positive impact for each quarter. (2) Expenses are the sum of technology expenses, marketing expenses, personnel expenses, administrative expenses, depreciation and amortization expenses, and other expenses (income) for the period. (2) Adjusted by the recognition of non-cash expenses related to one-time initial expenses of the share-based long-term incentive plan and the recognition of expenses related to the establishment of provisions for contingencies (expenses related to labor taxes payable on bonuses awarded for employee performance in 2023 and 2024 for which our assessment of the expected outcome has been updated and expenses related to Contribution for Intervention in the Economic Domain ("CIDE") dispute for which our assessment of the expected outcome has been updated) (3) The Efficiency Ratio considers the sum of transactional expenses, technology expenses, marketing expenses, personnel expenses, administrative expenses, and other expenses divided by total revenue and financial income minus interest and other financial expenses, and other income. (4) Adjusted by the aforementioned non-recurring effects plus the recognition of previously unrecognized deferred tax assets based on expectations that PicPay Payment Institution will generate sufficient taxable profit in the future against which the asset can be realized. (5) Quarterly Annualized ROE is calculated as the net income for the quarter multiplied by 4 and then divided by the average equity for the period.

22

Financial Margin Expansion

Net Interest Income (NII)(1) & Net Interest Income Margin (NIM)(2)

R$ MM & %



19.9%
21.9%
19.5%
19.9%
20.7%
+76%
+19%
968
1,212
1,277
1,431
1,704
1Q25
2Q25
3Q25
4Q25
1Q26
NII
NIM

Margin from Credit products(3)

R$ MM



+80%
+19%
986
1,153
1,258
1,483
1,771
1Q25
2Q25
3Q25
4Q25
1Q26

Margin from Credit Products After Losses(4) R$ MM



+58%
+17%
506
539
626
682
798
1Q25
2Q25
3Q25
4Q25
1Q26

Notes: (1) NII is calculated as financial income less interest and other financial expenses. (2) NIM is calculated as NII multiplied by 4 and then divided by the average of the following balance sheet metrics: (i) cash and cash equivalents; (ii) financial assets at fair value through profit or loss; (iii) financial assets at fair value through other comprehensive income, or OCI; (iv) interest-earning portfolio; (v) other receivables; and (vi) other financial assets at amortized cost. (3) We calculate margin from credit products as the sum of total net revenue from transaction activities and other services and financial income from our credit operations (cards and loans) minus cost of funding from these products. (4) We calculate margin from credit products after losses as margin from credit products minus credit loss allowance expenses.

23

24 Strong Credit Growth Increasingly Focused on Secured Products Total Credit Portfolio R$ MM 42% 58% 1Q25 45% 55% 2Q25 44% 56% 3Q25 51% 49% 4Q25 54% 46% 1Q26 12,986 16,084 18,662 24,068 28,043 +3,975 +116% +17% Secured Unsecured 69% 31% 1Q26 Secured Unsecured 3,975 Portfolio growth driven by secured products Private Payroll Loan Public Payroll Loan FGTS Prepayment Secured Cards Credit Card Personal Loan Buy Now Pay Later +3 p.p. QoQ +12 p.p. YoY

25 Portfolio Classification by Stages and Coverage Total Credit Portfolio R$ MM Coverage by Stage % Stage 1 Stage 2 Stage 3 Stage 1 83.8% 84.1% 83.5% 76.4% 77.0% 56.8% 1Q25 56.6% 2Q25 59.1% 3Q25 62.0% 4Q25 63.9% 1Q26 Stage 3 1.0% 1.5% 1.1% 1.4% 1.3% Stage 2 + 3 Revision of S3 criteria in 4Q25 resulted in reclassification of credits from stage 2 to 3 while maintaining strong coverage of S2+3 Stage 2 40.1% 39.2% 40.5% 38.8% 41.3% 81% 7% 12% 4Q25 80% 7% 13% 1Q26 24,068 28,043 +17%

Evolution of Stage 2 and 3 Formation 26 Stage 3 Formation (2) Notes : (1) The stage 2 formation rate is calculated considering stage 2 credit balance in the end of the period minus the stage 2 credit balance in the previous period plus write-off in the current period divided by the total credit portfolio in the previous period . (2) The stage 3 formation rate is calculated considering the stage 3 balance in the end of each period minus the stage 3 balance in the previous period plus write-off in the current period divided by the total credit portfolio the previous period . 2.9% 1Q25 3.1% 2Q25 3.8% 3Q25 7.1% 4Q25 3.9% 1Q26 Stage 2 Formation (1) 6.9% 1Q25 6.8% 2Q25 6.2% 3Q25 5.5% 4Q25 5.8% 1Q26 S2 formation rate rose slightly, which is normal in Q1 due to seasonality, but was 110bps lower than on 1Q25 S3 formation rate came in at 3.9% in 1Q26, confirming the normalization after the methodology adjustment made in 4Q25

27 Performance in line with Loss Absorption guidelines, Stable Cost of Credit, and Higher Portfolio Coverage Quarterly Cost of Risk (2) % Loss Absorption Ratio (1) % Note: (1) Represents all the expected losses over all the lifetime credit -related revenues of a given credit concession . (2) Quarterly cost of risk is calculated as the credit loss allowance expenses in the quarter divided by the average total credit portfolio at the beginning and end of the period for each quarter presented . (3) Total coverage is calculated as the total credit loss provision divided by the total credit portfolio. Credit Loss Allowance Expenses & Total Coverage (3) R$ mm; % 480 615 633 800 974 10.2% 1Q25 11.7% 2Q25 12.8% 3Q25 13.1% 4Q25 13.9% 1Q26 Total Coverage CLA expenses 4.1% 1Q25 4.2% 2Q25 3.6% 3Q25 3.7% 4Q25 3.7% 1Q26 48.7% 1Q25 53.3% 2Q25 50.2% 3Q25 54.0% 4Q25 54.9% 1Q26 At the portfolio level, loss absorption has been running within its expected range For the 2Q26, we expect cost of risk of 3.7-3.9% Increasing portfolio coverage

Increasing Funding Base **with Stable Cost**

Third-party funds[1] and Cost of Funding[2]
(R$ Bn & % of CDI)



95.7%
96.4%
94.2%
93.6%
94.0%
+53%
+8%
21.2
24.8
27.8
30.0
32.5
1Q25
2Q25
3Q25
4Q25
1Q26
Cost of Funding
Third-party funds

Multiple sources of Funding Growth…

- Digital On platform
- Third-party platforms
- FIDCs
- Financial Letter of Credit (LC)

… and actively seeking other efficient sources of funding in the market

In May 2026, we issued PicPay FIDC FGTS II, raising R$1.25 billion

Note: (1) Third-party funds include the following: (i) user CDBs and payment accounts; (ii) deposits from corporate customers; (iii) other obligations under financial instruments – such as non-convertible subordinated Financial Letters namely: a fixed-rate senior Financial Letter (R$ 254 million) and a CDI-indexed subordinated Financial Letter (R$ 532 million), maturing on December 22, 2027 and December 28, 2039, respectively; (iv) balance of commercial establishments – corporates; (v) financial liabilities under repurchase agreements – LFT.

28

Stronger capital base, boosted by IPO Proceeds CET1 ratio (R$ billion; % of RWA) 29 2.0 (8.5%) 1.5 (6.2%) 0.5 (2.0%) 1Q26 16.7% Excess Capital Held at PicS N.V. Excess Capital Held at PicPay Bank Required Regulatory Capital (1) Including Conservation Buffer Note: (1) The required regulatory capital includes the minimum CET 1 ratio (4.5% ), the capital conservation buffer (2.5% ) as well as the portion of the minimum Tier 1 ratio (1.5% ) that can be met with Additional Tier 1 capital instruments (e.g. perpetual subordinated debt), as PicPay is currently fulfilling the entire required Tier 1 ratio, including the conservation buffer, with common equity capital . Once PicPay issues Additional Tier 1 capital instruments sufficient to fulfill the 1.5% requirement, the required CET 1 ratio will be 7%

30 Eduardo Chedid Chief Executive Officer Final Remarks

2Q26 Guidance (ex -Kovr ) 31 Total Credit Portfolio Quarterly Cost of Risk Managerial Revenues (1) Net Interest Income Gross Profit IFRS Net Income Adjusted EBT Adjusted Net Income IFRS EBT 1Q26 RESULTS R$ 28.0 B 3.7% R$ 3,190 M R$ 1,704 M R$ 1,096 M R$ 152 M R$ 248 M R$ 169 M R$ 222 M QoQ GROWTH +11% Within Range +13% +12% +5% +55% +15% +45% +19% ~R$ 31.0 B 3.7 – 3.9% ~R$ 3,600 M ~R$ 1,900 M ~R$ 1,150 M ~R$ 235 M ~R$ 285 M ~R$ 245 M ~R$ 265 M Note: (1) Considers net revenues excluding derivative and hedge accounting revenues for each quarter . 2Q26 EXPECTATION

32 Resilient Portfolio, Confident Outlook Although some market credit indicators suggest some deterioration, a closer look at PicPay's portfolio - which is more resilient by design - reassures us about our risk -adjusted return policy and our ability to continue growing profitably. Focus on Risk Adjusted Returns Our strategy is driven by risk-adjusted returns, not by optimizing for the lowest NPLs. 01 More Resilient Portfolio More diversified and resilient credit portfolio, combining secured products, mature unsecured cohorts, and transactional -led underwriting 02 The Power of our Transactional Ecosystem Through our digital wallet and Open Banking, we are able to leverage proprietary behavioral data and real time engagement signals 03 Market - Beating performance in private payroll Reflected in lower FPD metrics demonstrates our better product velocity, digital distribution and operational excellence 04 We remain confident in our ability to meet our projections in 2026

3 3 Q&A

3 4 Non-IFRS Measures Reconciliation

35 Adjusted Profit Before Income Taxes Reconciliation 1Q26 4Q25 1Q25 ΔQoQ ΔYoY (in R$ M) % Profit before income taxes 221.7 (33.2) 76.6 n.a. 189.4% Adjustments : Expenses related to share -based long -term incentive plan 26.8 210.1 - (87.3)% n.a. Expenses related to provision for contingencies - 64.3 - n.a. n.a. Adjusted Profit Before Income Taxes 248.5 241.2 76.6 3.0% 224.3%

36 Adjusted Profit Reconciliation 1Q26 4Q25 1Q25 ΔQoQ ΔYoY (in R$ M) % Profit for the period 151.7 827.8 88.1 (81.7%) 72.2% Adjustments : Expenses related to share -based long -term incentive plan 17.6 196.1 - (87.3)% n.a. Expenses related to provision for contingencies - 54.2 - n.a. n.a. Recognition of deferred tax assets - (889.9) - n.a. n.a. Adjusted Profit Before Income Taxes 169.4 188.2 88.1 (10.0)% 92.3%

Glossary

Glossary • Adjusted Efficiency Ratio : Efficiency Ratio considers the sum of transactional expenses , technology expenses , marketing expenses , personnel expenses , administrative expenses , and other expenses divided by total revenue and financial income minus interest and other financial expenses , and other income . Adjusted by the aforementioned non-recurring effects plus the recognition of previously unrecognized deferred tax assets based on expectations that PicPay Payment Institution will generate sufficient taxable profit in the future against which the asset can be realized . • Adjusted Net Income : We calculate Adjusted Net Income as our profit for the period /year , adjusted to include or exclude certain non-recurring and/ or non-cash items of income and expense , such as : (i) initial recognition of share -based long -term incentive plan expenses ; (ii) expenses related to one -time provision for contingencies ; and (iii) initial recognition of certain tax assets . • Adjusted Operating Expenses : Expenses are the sum of technology expenses , marketing expenses , personnel expenses , administrative expenses , depreciation and amortization expenses , and other expenses (income) for the period . Adjusted by the recognition of non-cash expenses related to one -time initial expenses of the share - based long -term incentive plan and the recognition of expenses related to the establishment of provisions for contingencies (expenses related to labor taxes payable on bonuses awarded for employee performance in 2023 and 2024 for which our assessment of the expected outcome has been updated and expenses related to Contribution for Intervention in the Economic Domain ("CIDE") dispute for which our assessment of the expected outcome has been updated .) • Adjusted Profit Before Income Taxes (Adjusted EBT) : We calculate Adjusted Profit Before Income Taxes as our profit before income taxes, adjusted to include or exclude certain non-recurring and /or non-cash items of income and expense , such as : (i) initial recognition of share -based long -term incentive plan expenses ; and (ii) expenses related to one -time provision for contingencies . • Consolidated TPV : We define total payment volume, or "TPV," as the aggregate amount of payments , outbound transfers (sending money ) and cash -out, net of reversals , successfully completed on our platform . TPV represents the total amount of payments that pass through our ecosystem , and we generate revenue from certain payment transactions as a percentage of TPV . • Cost of Funding (% do CDI) : The cost of funding is mainly related to the interest expenses paid to customers who deposit funds in CDB, which are used to lend money to other customers in the form of loans . CDI is the brazilian interbank deposit rate. • Deposits : We define deposits as the balance of the payment account , CDBs below and above 30 days of maturity, fixed-term CDBs offered by our PicPay Invest platform, and piggy banks (cofrinhos) held by consumers on our platform . Additionally , deposits also include CDBs distributed through third-party platforms . • Gross Profit : We calculate Adjusted Gross Profit as our Profit before income taxes, adjusted to exclude the following items of income and expense which are not variable expenses that fluctuate with payment and lending volume levels and with the sale of our products and services : (i) technology expenses ; (ii) marketing expenses ; (iii) personnel expenses ; (iv) administrative expenses ; (v) depreciation and amortization ; (vi) other expenses ; and (vii) other income . 38

Glossary • Margin from credit products : We calculate margin from credit products as the sum of total net revenue from transaction activities and other services and financial income from our credit operations (cards and loans ) minus cost of funding from these products . • Margin from credit products after losses : We calculate margin from credit products after losses as margin from credit products minus credit loss allowance expenses . • Net Interest Income (NII): We calculate Net Interest Income (NII) as financial income less interest and other financial expenses . • Net Interest Margin (NIM): NIM is calculated as NII multiplied by 4 and then divided by the average of the following balance sheet metrics : (i) cash and cash equivalents ; (ii) financial assets at fair value through profit or loss ; (iii) financial assets at fair value through other comprehensive income, or OCI ; (iv) interest-earning portfolio; (v) other receivables ; and (vi) other financial assets at amortized cost . • NIMAL (Net Interest Margin Adjusted for Losses ): Net interest income after credit losses as a percentage of average loan portfolio • PicPay Card TPV : means the total payment volume generated from transactions made with our PicPay Card . • Quarterly Active Clients : means a consumer who has opened our app at least once and/ or made a financial transaction and/ or generated revenues during the preceding three-month period . Accounts that were voluntarily closed during the preceding three- month period are included in the calculation of total active consumers . • Quarterly Annualized ROE : is calculated as the net income for the quarter multiplied by 4 and then divided by the average equity for the period . • Quarterly Average Cost to Serve per Quarterly Active Client (CTS) : We define quarterly average cost to serve per quarterly active client, or "CTS," as the sum of transaction expenses , technology expenses , marketing expenses (excluding customer acquisition expenses ), personnel expenses and administrative expenses during the applicable three-month period divided by the average number of quarterly active clients during the applicable three-month period . The average number of quarterly active clients is defined as the average of the number of quarterly active clients on the end date of the immediately prior three-month period and the number of quarterly active clients on the end date of the current three-month period . • Quarterly Average Revenue per Quarterly Active Client (ARPAC) : We define quarterly average revenue per quarterly active client, or "ARPAC," as the total quarterly revenue and financial income of consumers divided by the average number of quarterly active clients during this period . The average number of quarterly active clients is defined as the average of the number of quarterly active clients on the end date of the immediately prior three-month period and the number of quarterly active clients on the end date of the current three-month period . • Stage 2 Formation : Stage 2 Formation represents the net inflow of Stage 2 exposures during the period . The indicator is calculated by the variation in the Stage 2 balance compared to the previous period , adjusted for operations that migrated from Stage 2 to Stage 3, divided by the total balance of operations in Stage 1 and Stage 2 at the beginning of the period . • Stage 3 Formation : The stage 3 formation rate is calculated considering the stage 3 balance in the end of each period minus the stage 3 balance in the previous period plus 39

Glossary • Total Accounts : We define total accounts as the number of PicPay accounts opened by individuals , excluding accounts that have been charged -off, blocked or voluntarily closed by our consumers . Our management uses total accounts data to measure the growth of our brand and to evaluate our market positioning as a financial institution among our main competitors . • Total Cash -in: We define total cash -in as total cash inflows into our digital wallet. To "cash in" means to add funds to the balance of a digital wallet account from outside our platform via transfers from other financial institutions (wire transfers ), including via the Brazilian Central Bank's instant payment system (Pix), via boleto (bank slip), through the receipt of funds via P2P payments , payroll portability , contracting loans or pulling funds from other banks in app through Open Finance (PicPay operating as a payment initiator). • Total Credit Portfolio : We define Total Credit Portfolio as the outstanding end -of-period balance of our credit product receivables , including secured and unsecured consumer loans (such as FGTS loans , payroll loans , and personal loans ), and secured and unsecured credit cards (gross of credit loss allowance ). • Wallet & Banking TPV : means the total payment volume generated from our wallet and banking product (P2P, cash -out Pix, bill payment , money withdrawal , wire transfers and international remittance & exchange ). 40

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